Exhibit 99.1

QUIPT ANNOUNCES RECEIPT OF MANAGEMENT CEASE TRADE ORDER AND PROVIDES BI-WEEKLY STATUS UPDATE

Cincinnati, Ohio – December 30, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, announces that, further to its December 16, 2021 news release, its application for a management cease trade order (the “MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”) has been approved by the British Columbia Securities Commission (“BCSC”). The MCTO does not affect the ability of investors (other than management) to trade in the securities of the Company.

The Company announced on December 16, 2021 (the “Default Announcement”) that it was filing an application seeking a MCTO from the BCSC because it was likely to miss its filing deadline of December 29, 2021 to file its annual financial statements and management discussion & analysis for the financial years ended September 30, 2021 and 2020, and the CEO and CFO certificates, all as required by National Instrument 51-102 and National Instrument 52-109 (collectively, the “Documents”). The delay in filing the Documents is due, in part, to the accelerated deadline for the Company to complete the Documents as a result of its listing its Common Shares for trading on the Nasdaq Capital Market and the expedited basis in which the Company’s auditors had to complete the audit. The Company continues to work diligently and expeditiously with its auditors and expects to file the Documents as soon as possible but no later than its historical deadline of January 28, 2022.

The MCTO restricts trading in securities of the Company by management of the Company until such time as the Documents have been filed by the Company and the MCTO is no longer in effect.

Until the Company has filed the Documents, members of the Company’s management and other insiders are subject to an insider trading black-out as per its insider trading policy. The Company confirms that, other than as disclosed in prior press releases and material change reports, there have been no material business developments since the filing of the Company’s latest interim financial report.

The Company is not currently subject to any insolvency proceedings. If the Company provides any information to any of its creditors during the period in which it is in default of filing the Documents, the Company confirms that it will also file material change reports on SEDAR containing such information as is required.

The Company confirms that since the date of the Default Announcement: (i) there has been no material change to the information set out in the Default Announcement that has not been generally disclosed; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the alternative information guidelines under NP 12-203 and issue bi-weekly default status reports for so long as the delay in filing the Documents is continuing, each of which will be issued in the form of a press release; (iii) there has not been any other specified default by the Company under NP 12-203; (iv) the Company is not subject to any insolvency proceedings; and (v) there is no material information concerning the affairs of the Company that has not been generally disclosed.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking information” as such term is defined in applicable Canadian securities legislation. The words “may”, “would”, “could”, “should”, “potential”, “will”, “seek”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions as they relate to the Company, including statements with respect to the timing of the filing of the Documents, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com